IHS Inc.
15 Inverness Way East
Englewood, CO 80112
Tel (303) 790-0600

January 15, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Annual Report on Form 10-K for the year ended November 30, 2015 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that IHS Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended November 30, 2015, which was filed with the U.S. Securities and Exchange Commission on January 15, 2016.

Sincerely,

IHS Inc.

By:	/s/ Stephen Green
Stephen Green
Executive Vice President, Legal and Corporate Secretary